SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                        (AMENDMENT NO. 4 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                         T/SF COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    872857107
                                 (CUSIP NUMBER)

                                FIR TREE PARTNERS
                           1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10036
                            Tel. No.: (212) 398-3500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Eliot D. Raffkind, P.C.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  July 1, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page __ of __ Pages
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CUSIP No. 872857107                               Page ___ of   ___Pages
                                       13D
-------------------------------                  -------------------------------

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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Fir Tree, Inc. d/b/a Fir Tree Partners
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]


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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*


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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 487,506
       OWNED BY           ------------------------------------------------------
         EACH                8     SHARED VOTING POWER
       REPORTING
      PERSON WITH                  0

                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   487,506
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           487,506
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.77%
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   14      TYPE OF REPORTING PERSON*
           CO, IN
--------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page __ of __ Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

            This Amendment No. 4 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, and Mr. Jeffrey Tannenbaum, the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of T/SF Communications Corporation, as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1995, amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 7, 1996, amended by Amendment No. 2 to Schedule 13D filed with the Commission on March 24, 1997, and further amended by Amendment No. 3 to Schedule 13D filed with the Commission on June 5, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 4.     PURPOSE OF THE TRANSACTION

      Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

            Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes. On July 1, 1997, the Issuer, Jeffrey Tannenbaum, Fir Tree Partners and an affiliate of Fir Tree Partners entered into that certain Preferred Stock Purchase Agreement (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit A and incorporated by reference herein, pursuant to which the Issuer indicated its intent to make a cash tender offer (the "Tender Offer") for up to 2,050,000 shares of Common Stock from its stockholders at an expected price of $37.00 net per share for a total cost of approximately $75,850,000. As part of the financing of the Tender Offer, the Issuer will issue 150,000 shares of 9% convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), to entities for which Mr. Tannenbaum, Fir Tree Partners or an affiliate of Fir Tree Partners acts as general partner or investment advisor (the "Fir Tree Entities") for a cash payment in the amount of $5,500,000. Subsequent to the completion of the Tender Offer, Fir Tree Partners expects the Issuer to take the steps necessary to cease its public filings with the Securities and Exchange Commission and de-list its shares from the American Stock Exchange, at which time certain members of the Issuer's management and related persons and affiliates of Fir Tree Partners are expected to be the only stockholders of the Issuer. The sale of the Preferred Stock to the Fir Tree Entities is conditioned on, among other things, and subject to certain exceptions set forth in the Purchase Agreement, the receipt of tenders for no less than 1,700,000 shares of Common Stock (other than shares held by certain members of the Issuer's management) and the non-occurrence of a tender or exchange offer for all or a portion of the shares of Common Stock or the acquisition of more than 15% of the shares of Common Stock by any person that is not a party to the Stockholders Agreement (as defined in Item 6 herein). In addition, the parties to the Purchase Agreement have agreed that they shall each use commercially reasonably efforts to obtain, on or before July 31, 1997, a mutually acceptable term sheet from a mutually acceptable financial institution for the financing of the Tender Offer. If such term sheet is not obtained by such date, the Issuer may prepare a list of parameters for a high yield debt offering to finance the Tender Offer. If such list of parameters has not been prepared on or before August 8, 1997, Fir

                               Page __ of __ Pages

Tree Partners and its affiliates may, among other things, terminate the Purchase Agreement. The Issuer may also terminate the Purchase Agreement if, among other things, the list of parameters for such high yield debt offering has not been accepted by Fir Tree Partners or the Issuer decides not to pursue such high yield debt offering.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

            (a) As of July 1, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 487,506 shares of Common Stock or 14.77% of the shares outstanding. The 487,506 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

            The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on July 1, 1997 is based on 3,301,652 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

            (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of May 29, 1997 to July 1, 1997 are listed as Annex A attached hereto and made a part hereof.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

            On July 1, 1997, the Issuer and Jeffrey Tannenbaum, Fir Tree Partners and an affiliate of Fir Tree Partners entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit A and incorporated by reference herein, pursuant to which the Issuer indicated its intent to consummate the Tender Offer. Upon the closing of the transactions described in the Purchase Agreement, the Issuer has agreed to issue 150,000 shares of Preferred Stock to the Fir Tree Entities for a cash payment in the amount of $5,500,000. Pursuant to the Purchase Agreement, the Fir Tree Entities have agreed, among other things, not to acquire any additional securities of the Issuer, not to solicit proxies from any of the current stockholders of the Issuer and not to seek to control the management or the board of directors of the Issuer until the consummation of the Tender Offer. The sale of the Preferred Stock to the Fir Tree Entities is conditioned on, among other things, and subject to certain exceptions set forth in the Purchase Agreement, the receipt of tenders for no less than 1,700,000 shares of Common Stock (other than shares held by certain members of the Issuer's management) and the non-occurrence of a tender or exchange offer for all or a portion of the shares of Common Stock or the acquisition of more

                               Page __ of __ Pages
than 15% of the shares of Common Stock by any person that is not a party to the Stockholders Agreement. In addition, the parties to the Purchase Agreement have agreed that they shall each use commercially reasonably efforts to obtain, on or before July 31, 1997, a mutually acceptable term sheet from a mutually acceptable financial institution for the financing of the Tender Offer. If such term sheet is not obtained by such date, the Issuer may prepare a list of parameters for a high yield debt offering to finance the Tender Offer. If such list of parameters has not been prepared on or before August 8, 1997, Fir Tree Partners and its affiliates may, among other things, terminate the Purchase Agreement. The Issuer may also terminate the Purchase Agreement if, among other things, the list of parameters for such high yield debt offering has not been accepted by Fir Tree Partners or the Issuer decides not to pursue such high yield debt offering.

            In connection with the execution of the Purchase Agreement and the consummation of the Tender Offer, the Issuer, certain members of its board of directors, certain of its officers and related persons and certain affiliates of Fir Tree Partners (collectively, the "Stockholders") entered into that certain Stockholders Agreement dated July 1, 1997 (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit B and incorporated by reference herein, pursuant to which the Stockholders have agreed, among other things, that subsequent to the consummation of the transactions set forth in the Purchase Agreement, the Stockholders would not transfer any shares of Common Stock or Preferred Stock (together, "Capital Stock") owned by them except as permitted in the Stockholders Agreement and each Stockholder would have certain rights of first refusal, tag along rights, drag along rights, and preemptive rights with respect to any such transferred shares of Capital Stock. In addition, pursuant to the Stockholders Agreement, Howard G. Barnett, Jr. (currently Chairman, President and Chief Executive Officer of the Issuer), was given the right to designate three members of the board of directors of the Issuer while the affiliates of Fir Tree Partners were given the right to designate the remaining two members, and the Stockholders agreed that the unanimous consent of the members of the Issuer's board of directors would be required to undertake certain actions, all as set forth in the attached Stockholders Agreement. The effectiveness of the Stockholders Agreement is conditioned on, among other things, the consummation of the Tender Offer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

            Exhibit A - Preferred Stock Purchase Agreement, dated July 1, 1997, among the Issuer, Jeffrey Tannenbaum, Fir Tree Partners and an affiliate of Fir Tree Partners.

            Exhibit B - Stockholders Agreement, dated as of July 1, 1997, among the Issuer, certain of its stockholders, Jeffrey Tannenbaum, Fir Tree Partners and certain affiliates of Fir Tree Partners.

                               Page __ of __ Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 1997

                                    Fir Tree, Inc. d/b/a/ Fir Tree Partners

                                    By:  /S/ JEFFREY TANNENBAUM
                                         JEFFREY TANNENBAUM, President

                                         /S/ JEFFREY TANNENBAUM
                                         Jeffrey Tannenbaum

                               Page __ of __ Pages

                                     ANNEX A


              Transaction     Buy/Sell     Quantity     Price per
                 Date                      (shares)     Share ($)
            -------------------------------------------------------
                6/5/97         Buy           300         26.8750

                               Page __ of __ Pages

                            EXHIBIT A - SCHEDULE 13D

                       PREFERRED STOCK PURCHASE AGREEMENT

                         T/SF COMMUNICATIONS CORPORATION
                             2407 East Skelly Drive
                              Tulsa, Oklahoma 74105

                                  July 1, 1997

TO:   Tensing, L.L.C.
      29th Floor
      1211 Avenue of the Americas
      New York, New York  10036

      The undersigned, T/SF Communications Corporation, a Delaware corporation (the "Company"), hereby agrees with you as follows:

1.    AUTHORIZATION AND SALE OF THE PREFERRED STOCK

      1.1 AUTHORIZATION. The Company represents and warrants to you and covenants with you that the following will be duly and validly authorized on or before the Closing Date (as defined below):

            (a) the issuance and delivery, pursuant to the terms and conditions hereof, of 150,000 shares of the Company's 9% Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"); and

            (b) the issuance and delivery of those shares of the Company's Common Stock, par value $0.10 per share ("Common Stock"), into which the Preferred Stock is convertible.

      1.2 SALE. Subject to the terms and conditions hereof, the Company will issue and sell to you and you will purchase from the Company, the Preferred Stock at an aggregate purchase price of $5,550,000 (the "Purchase Price").

2.    CLOSING DATE; DELIVERY

      2.1 CLOSING DATE. The closing of the purchase and sale of the Preferred Stock (the "Closing") shall be held at the place and on the date of the acceptance of the tenders pursuant to the Tender Offer (as defined in Section 5.1(d) below) or at such other time and place as the Company and you may mutually agree in writing (the "Closing Date"); provided, however, that, if the Closing shall not have occurred on or before October 31, 1997, this Agreement shall terminate on such date, unless such date is extended by mutual written agreement of you and the Company.

      2.2 DELIVERY. At the Closing, subject to the terms of this Agreement, the Company will deliver to you or your representative certificates representing the Preferred Stock against payment by you at the Closing of the Purchase Price by wire transfer or certified check in accordance with the instructions of the Company. The Company shall pay all transfer, issuance and other similar taxes, if any, imposed by any governmental authority in respect of the issuance and sale of the Preferred Stock contemplated by this Agreement.

3.    REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

      The Company hereby represents and warrants to you and covenants with you as follows:

      3.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified, licensed or domesticated as a foreign corporation in all jurisdictions where the nature of its business conducted or the character of its properties owned or leased makes such qualification, licensing or domestication necessary at this time except in those jurisdictions where the failure to be so qualified or licensed and in good standing does not and will not have a materially adverse effect on the Company, the conduct of its business or the ownership or operation of its properties.

      3.2 CORPORATE POWER. The Company has now, and will have at the Closing Date, all requisite legal and corporate power to enter into this Agreement, to issue the Preferred Stock hereunder, to issue the shares of Common Stock issuable upon conversion of the Preferred Stock, and to carry out and perform its obligations under this Agreement.

      3.3   AUTHORIZATION.

            (a) All corporate action on the part of the Company necessary for the sale and issuance of the Preferred Stock pursuant hereto and the performance of the Company's obligations hereunder has been taken or will be taken on or prior to the Closing Date. This Agreement has been duly executed and delivered on behalf of the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting enforcement of creditors' rights.

            (b) The Preferred Stock, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Preferred Stock will be subject to restrictions on transfer under state and/or federal securities laws (and as may be required by future changes in such laws) and will be subject to the terms of the Stockholders Agreement entered into by the Company, you and certain other stockholders of the Company contemporaneously herewith (the "Stockholders Agreement").

            (c) No stockholder of the Company or any other person has any right of first refusal or any preemptive right in connection with the issuance of the Preferred Stock hereunder or of any other capital stock of the Company, except as set forth in the Stockholders Agreement.

      3.4 NO CONFLICTING AGREEMENTS. Neither the execution and delivery of this Agreement by the Company nor the offering, issuance and sale of the Preferred Stock hereunder, nor the fulfillment of or compliance with any of the terms or provisions hereof will:

            (a) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation of, the Certificate of Incorporation or Bylaws of the Company or any agreement, license or other instrument or obligation to which the Company is a party or by which the Company or its assets are bound;

            (b) result in the violation of any provision of any applicable law, rule, regulation or ordinance or any order, decree, writ or injunction of any court or administrative agency or governmental authority by which the Company is bound; or

            (c) result in the creation or imposition of any lien, charge, restriction, security interest or encumbrance of any nature whatsoever upon any of the assets or properties of the Company.

The Company is not subject to any agreement, mortgage, lease, license or other instrument, or any judgment, order, decree, or authorization of any court or governmental agency or authority, which could prevent or materially impair the Company from carrying out this Agreement.

      3.5 CONSENTS. Except for the filing of the Certificate of Designation (as defined in Section 5.1(b) below) and any filings which may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent from, or other approval of, or the making of any declaration or filing with, any governmental entity or any other person is necessary in connection with the execution, delivery or performance of this Agreement by the Company. The Company will cause the Certificate of Designation to be filed with the Secretary of State of the State of Delaware prior to the Closing.

      3.6 ACTIONS PENDING. There is no action, proceeding or investigation pending or (to the knowledge of the Company) threatened (or any basis in fact therefor known to the Company) which questions the validity or legality of or seeks damages in connection with this Agreement or any action taken or to be taken pursuant to this Agreement.

      3.7 DISCLOSURE. Neither the Company's annual report on Form 10-K for its fiscal year ended December 31, 1996, as amended, nor the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997, contained, as of its respective date of filing, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. No document filed by the Company with the Securities and Exchange Commission between the date hereof and the Closing Date will contain, as of its date of filing, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND RESTRICTIONS ON TRANSFER IMPOSED BY THE SECURITIES LAWS

      4.1 REPRESENTATIONS AND WARRANTIES BY PURCHASER. You represent and warrant to the Company as follows:

            (a) You are experienced in evaluating and investing in companies such as the Company and are capable of bearing the economic risks of an investment in the Company. You and your "affiliates" (as defined in Section 6.2 below) are experienced professional investment advisors and have been stockholders of the Company since at least September 1995. As of the date hereof, you and your affiliates own, in the aggregate, 487,506 shares of the Company's Common Stock.

            (b) You have been furnished by the Company with all information requested concerning the current and proposed operations, financial affairs and business of the Company. You have had the opportunity to discuss the Company's business, management and financial affairs with its officers and have had the opportunity to review the Company's plan of operation to your reasonable satisfaction. You understand that such discussions and any other written information issued by the Company, were intended to describe certain aspects of the Company's business and prospects which it believes to be material but were not necessarily a thorough or exhaustive description.

            (c) You acknowledge that you have made your own independent examination, investigation, analysis and evaluation of the Company, including your own estimate of the value of the Company's business.

            (d) You acknowledge that you have undertaken such due diligence (including a review of the assets, liabilities, books, records and contracts of the Company) as you deem adequate, including that described above.

            (e) The Preferred Stock is being acquired by you for your own account, for investment purposes only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

            (f) You understand that the Preferred Stock has not been registered under the Securities Act by reason of its issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act and that the Preferred Stock must be held by you indefinitely and you must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration. You understand that the Company is under no obligation to register the Preferred Stock (or shares of Common Stock issuable upon conversion of the Preferred Stock) under the Securities Act on your behalf or to assist you in complying with any exemption from registration.

            (g) You are an accredited investor as that term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

            (h) At the time of the Closing, the purchase and holding of the Preferred Stock (and the Common Stock issuable upon conversion of the Preferred Stock) will be legally permitted by all laws and regulations and agreements to which you are subject except to the extent filings may be required under the HSR Act.

            (i) You have the full right, power and authority to enter into and perform this Agreement, and this Agreement has been duly executed and delivered on your behalf and constitutes a legal, valid and binding obligation upon you except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting enforcement of creditors' rights.

      4.2 LEGENDS. Each certificate representing the Preferred Stock (or the Common Stock issuable upon conversion of the Preferred Stock) shall be endorsed with a legend substantially in the following form:

      THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933 AND ANY OTHER APPLICABLE SECURITIES LAWS, OR RECEIPT BY THE CORPORATION OF AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE CORPORATION THAT SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER SUCH ACTS.

The Company need not register a transfer of such legended Preferred Stock (or Common Stock), and may also instruct its transfer agent, if any, not to register the transfer of such Preferred Stock (or Common Stock), unless the conditions specified in the foregoing legend are satisfied.

5.    CONDITIONS TO CLOSING

      5.1 CONDITIONS TO YOUR OBLIGATIONS. Your obligation to purchase the Preferred Stock at the Closing is subject to the fulfillment to your reasonable satisfaction on or prior to the Closing Date of the following conditions (any of which may, at your discretion, be waived):

            (a) The representations and warranties made by the Company in
      Section 3 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

            (b) The Company shall have caused to be filed with the Secretary of State of the State of Delaware a Certificate of Designation providing for and designating the amount, relative rights, preferences, qualifications, limitations and restrictions of the Preferred Stock, substantially in the form of Exhibit A hereto (the "Certificate of Designation"). You shall have received a copy of the Certificate of Designation, certified by the Secretary of State of the State of Delaware, and a certificate of an officer of the Company to the effect that the Certificate of Designation has not been amended since the date of such certified copy and is in full force and effect on the Closing Date.

            (c) There shall be no action, suit, investigation or proceeding pending or threatened against or affecting you or the Company, any of your or the Company's respective properties or rights, or any of your or the Company's respective affiliates, associates, officers or directors, before any court, arbitrator or administrative or governmental body which (i) seeks to restrain, enjoin or prevent the consummation of or otherwise affect any of the transactions contemplated by this Agreement or the Stockholders Agreement, or (ii) questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions, and there shall be no valid basis for any such action, proceeding or investigation.

            (d) The applicable conditions to the proposed tender offer by the Company to purchase for cash up to 2,050,000 shares of the Company's Common Stock (the "Tender Offer") shall have been either fulfilled or waived and the tenders received pursuant to the Tender Offer shall have been accepted for no less than 1,700,000 shares of the Company's Common Stock (which shares shall not include any shares held by Howard G. Barnett, Jr. or J. Gary Mourton on the date hereof other than shares held for their benefit in individual retirement accounts and the Company's Savings and Retirement Plan).

            (e) There shall not have occurred or become known any material adverse change with respect to the condition (financial or otherwise) or operations of the Company since March 31, 1997, other than the transactions contemplated in this Agreement.

      5.2 CONDITIONS TO OBLIGATION OF THE COMPANY. The Company's obligation to sell and issue the Preferred Stock to you at the Closing is subject to the fulfillment to the Company's reasonable satisfaction on or prior to the Closing Date of the following conditions (any of which may, at the Company's discretion, be waived):

            (a) The representations and warranties made by you in Section 4 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

            (b) The applicable conditions to the Tender Offer shall have been either fulfilled or waived and the tenders received pursuant to the Tender Offer shall have been accepted for no less than 1,700,000 shares of the Company's Common Stock.

            (c) There shall be no action, suit, investigation or proceeding pending or threatened against or affecting the Company, any of its properties or rights, or any of its affiliates, associates, officers or directors, before any court, arbitrator or administrative or governmental body which (i) seeks to restrain, enjoin or prevent the consummation of or otherwise affect any of the transactions contemplated by this Agreement or the Stockholders Agreement, or (ii) questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions, and there shall be no valid basis for any such action, proceeding or investigation.

            (d) No Change in Control Event (as defined in Section 7.2 below) shall have occurred; provided, however, that this condition shall be deemed to have been satisfied if the condition set forth in Section 5.2(b) shall have been fulfilled.

            (e) The Company shall not have become aware of any facts that are or may be materially adverse with respect to the value of the Company which, due to the fiduciary obligations of the Company's Board of Directors or otherwise, the Company's Board of Directors determines that the transactions contemplated by this Agreement are not in the best interests of the Company's stockholders; provided, however, that this condition shall be deemed to have been satisfied if the condition set forth in
      Section 5.2(b) shall have been fulfilled.

6.    CONFIDENTIALITY; STANDSTILL

      6.1 CONFIDENTIALITY. From and after the date of this Agreement and until the earlier of the Closing Date or the termination of this Agreement, you will, and will cause each of your affiliates (as defined in Section 6.2 below), employees, agents and representatives, to keep confidential and not publicly disclose to any third party (other than your affiliates, employees, agents and representatives), any information relating to the business, properties and affairs of the Company, including without limitation the existence of the proposed Tender Offer unless (a) you receive the prior written consent of the Company, (b) such information becomes publicly known through other means, or (c) you are required by law to disclose such information. You and the Company agree to fully cooperate in all reasonable respects with respect to any Schedule 13D filings under the Exchange Act and any amendment thereto, which may be necessary as a result of the transactions contemplated by this Agreement or the Stockholders Agreement and to coordinate any such filings.

      6.2 STANDSTILL. Until the earlier of the consummation of the Tender Offer or the termination of this Agreement, you and your "affiliates" (as defined in Rule 12b-2 of the Exchange Act) will not, without the prior written consent of the Company, other than pursuant to this Agreement:

            (a) purchase or otherwise acquire, offer to acquire or agree to acquire, whether by transactions over any securities exchange or any national or other quotation systems, by any other over-the-counter transaction, by private transactions with third parties, by tender offer or by any other means, directly or indirectly, any securities of the Company, or any direct or indirect rights or options to acquire any such securities or any securities convertible into such securities (collectively, "Securities");

            (b) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote (as such terms are defined in the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of, any Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act);

            (c) form, join or in any way participate pursuant to any agreement, understanding or other arrangement, whether written or oral, in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Securities;

            (d) deposit any Securities into a voting trust or subject any Securities to any arrangement or agreement with respect to the voting thereof;

            (e) initiate, propose or otherwise solicit stockholders for the approval of one or more proposals with respect to the Company as described in Rule 14a-8 under the Exchange Act;

            (f) otherwise act, alone or in concert with others, to seek to control or influence in any manner the management, the Board of Directors or the policies of the Company;

            (g) solicit, seek to effect, negotiate with or provide any information to any third party with respect to, or make any statement or proposal, whether written or oral, to the Board of Directors of the Company or any director or officer of the Company or otherwise make any public announcement or proposal whatsoever with respect to any form of merger, business combination or other similar transaction with or involving the Company; or

            (h) instigate or encourage any other person to do any of the foregoing.

      6.3 ADDITIONAL PARTIES. Jeffrey Tannenbaum ("Tannenbaum") and Fir Tree, Inc. d/b/a Fir Tree Partners have joined in the execution of this Agreement to evidence their agreement to be bound by the terms and provisions of this Article 6 and Article 7 below. As used in this Article 6 and Article 7 below, the terms "you" and "your" shall be deemed to include such parties.

7.    FINANCING; TERMINATION

      7.1 FINANCING. Until July 31, 1997, the Company and you shall each use commercially reasonable efforts to obtain a mutually acceptable term sheet from a mutually acceptable financial institution (or group of financial institutions) with respect to such financing as the Company, in its sole discretion, deems is necessary in connection with the Tender Offer. If such a term sheet is obtained on or before such date, the Company agrees to pursue the financing contemplated by such term sheet and the following provisions of this Section 7.1 shall no longer be applicable. If such a term sheet is not so obtained and if the Company has not abandoned the Tender Offer, the Company may, but shall be under no obligation to, prepare a list of parameters for a high yield debt offering to be conducted by the Company with the assistance of Prudential Securities Incorporated, the proceeds of which would be used to finance the Tender Offer. If the Company prepares such a list of parameters on or before August 8, 1997, and if you accept the same, the Company agrees to pursue the financing contemplated by such list of parameters. You may, by notice to the Company, terminate this Agreement in the event (a) an acceptable list of parameters for such high yield debt offering has not been presented to you on or before such date (whether or not the Company elected to prepare such a list of parameters) or (b) such offering cannot be consummated on terms which are substantially similar to (or more favorable from the Company's perspective than) those set forth in the list of parameters that you accepted. The Company may, by notice to you, terminate this Agreement in the event (x) you have not accepted a list of parameters for such high yield debt offering by such date, (y) such offering cannot be consummated on terms which are substantially similar to (or more favorable from the Company's perspective than) those set forth in the list of parameters that you accepted, or (z) the Company decides not to pursue such high yield debt financing.

      7.2 CHANGE IN CONTROL. Either the Company or you upon notice to the other, may terminate this Agreement in the event a Change in Control Event occurs. As used in this Agreement, the term "Change in Control Event" shall mean any tender or exchange offer for all or any portion of the Company's outstanding Common Stock shall have been proposed, announced or made by another person, a merger, business combination or other similar transaction with or involving the Company shall have been proposed, announced or made by another person, or the Company shall have learned that any person, entity or "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluding the parties to the Stockholders Agreement, has acquired or proposed to acquire more than 15% of the Common Stock of the Company, other than acquisitions of shares for bona fide arbitrage positions. The Company will promptly provide you with notice of any proposal received by an executive officer of the Company which may result in a Change in Control Event, and, in any event, the Company will provide you with notice of any written proposal with respect to a Change in Control Event within 24 hours of the Company's receipt of the same.

      7.3 ABANDONMENT OF TENDER OFFER. This Agreement shall terminate if the Company has publicly announced the abandonment of the Tender Offer (or abandoned the Tender Offer in the event that no public announcement of the Tender Offer has been made).

      7.4 AMENDMENT TO FORM 13D. Upon any termination of this Agreement, if you or any of your affiliates believes, after consultation with competent counsel, that any Schedule 13D filed under the Exchange Act must be amended, you agree to cause such amendment to be provided to the Company no later than 24 hours prior to its filing with the Securities and Exchange Commission. This Section 7.4 shall survive for 30 days after any termination of this Agreement.

      7.5 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to and in accordance with any of the provisions of this Agreement, this Agreement shall become void and have no effect, without any liability on the part of any party hereto (or its stockholders, directors or officers), provided that nothing herein shall relieve any party from liability for its breach of this Agreement.

      7.6 EMPLOYMENT AGREEMENTS. Until July 31, 1997, the Company and you shall each attempt to agree upon the terms and conditions of employment agreements to be entered into between the Company and certain members of its key management. The Company may, by notice to you, terminate this Agreement in the event you and the Company have not agreed upon such terms and conditions by such date; and you may, by notice to the Company, terminate this Agreement in the event the Board of Directors of the Company, despite your objections, approves by such date the terms and conditions of such employment agreements which are unacceptable to you.

8.    MISCELLANEOUS

      8.1 WAIVERS AND AMENDMENTS. This Agreement or any provision hereof may be changed, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

      8.2 GOVERNING LAW. This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to principles of conflicts of laws.

      8.3 CHOICE OF FORUM; CONSENT TO SERVICE OF PROCESS. Any suit, action or proceeding arising out of or relating to this Agreement or any agreement or obligation delivered in connection with this Agreement or any judgment entered by any court in respect thereof may be brought in the courts of the State of Oklahoma, County of Tulsa, in the United States District Court for the Northern District of Oklahoma, in the courts of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, and each party hereto hereby submits to the jurisdiction of such courts for the purpose of any such suit, action or proceeding relating to this Agreement or any related agreement or obligation.

      Each party hereto hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this

Agreement or any agreement or obligation delivered in connection with this Agreement, brought in the courts of the State of Oklahoma, County of Tulsa, in the United States District Court for the Northern District of Oklahoma, in the courts of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

      8.4 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto; provided, however, neither you nor the Company may assign any rights or obligations hereunder without the consent of the other, except that you may assign the right to purchase all or any portion of the Preferred Stock to one or more affiliates of Fir Tree, Inc. who agree to be bound by the Stockholders Agreement and by the representations, warranties and covenants in this Agreement.

      8.5 ENTIRE AGREEMENT. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties hereto with regard to the subject hereof and thereof and supersedes all prior arrangements and understandings with respect thereto.

      8.6 REPRESENTATION DISCLAIMER. The Company shall not be deemed to have made to you any representation or warranty other than as expressly made by the Company in this Agreement. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company in Section 3 hereof, the Company makes no representation or warranty to you with respect to:

            (a) any projections, estimates or budgets heretofore delivered to or made available to you with respect to future revenues, expenses or expenditures or future results of operations of the Company and/or its subsidiaries; or

            (b) except as expressly covered by a representation and warranty contained in Section 3 hereof, any other information or documents (financial or otherwise) made available to you or your counsel, accountants or advisers with respect to the Company.

      8.7 NOTICES. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been delivered on the date delivered by hand, telegram, facsimile or by similar means, on the next day following the day when sent by recognized courier or overnight delivery service (fees prepaid), or on the third day following the day when deposited in the U.S. mail, registered or certified (postage prepaid), addressed: (a) if to you, at your address set forth above, or at such other address as you shall have furnished to the Company in writing in accordance with this Section 8.7, or (b) if to the Company, at its address set forth above, or at such other address as the Company shall have furnished to you in writing in accordance with this Section 8.7.

      8.8 SEVERABILITY. In case any provision of this Agreement not material to the benefits intended to be conferred hereby shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      8.9 FINDER'S FEES. Each of the Company and each of you (a) represents and warrants to the other that no finder or broker has been retained by it or you in connection with the transactions contemplated by this Agreement and (b) hereby agrees to indemnify and to hold the other, and its respective officers, directors and controlling persons, harmless from and against any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which it, or any of its employees or representatives, are responsible.

      8.10 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the issuance of the Preferred Stock, regardless of any investigation made by any party hereto.

      8.11 PAYMENT OF EXPENSES. Except as set forth in Section 2.2 above and this Section 8.11, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. The Company hereby agrees to reimburse Tannenbaum and his affiliates for reasonable out-of-pocket costs incurred in connection with the transactions contemplated hereby, including without limitation travel costs and reasonable attorneys' and accountants' fees and expenses, within 10 days after the Company's receipt of a statement with respect to such costs and appropriate supporting documentation. This Section
8.11 shall survive any termination of this Agreement.

      8.12 OTHER DOCUMENTS. The parties to this Agreement shall in good faith execute such other and further instruments, assignments or documents as may be necessary or advisable to carry out the transactions contemplated by this Agreement.

      8.13 TITLES AND SUBTITLES. The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. References herein to Exhibits to this Agreement shall be deemed to incorporate such Exhibits by reference.

      8.14 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

      8.15 HSR ACT. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, any appropriate action under the HSR Act with respect to the transactions contemplated hereby and the conversion of the Preferred Stock, including without limitation promptly making their respective filings, if any, which are required under the HSR Act.

      If you are in agreement with the foregoing, please sign the form of acceptance in the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

                             T/SF COMMUNICATIONS CORPORATION


                             By:   /S/ HOWARD G. BARNETT, JR.
                                Howard G. Barnett, Jr.
                                Chairman, President and Chief Executive Officer


      The foregoing Agreement is hereby accepted as of the date first above written.

                             TENSING, L.L.C.


                             By:    /S/ JEFFREY TANNENBAUM
                                   Name:   JEFFREY TANNENBAUM
                                   Title:    MANAGER


                             FIR TREE, INC. d/b/a Fir Tree Partners


                             By:  /S/ JEFFREY TANNENBAUM
                                Jeffrey Tannenbaum
                                President


                                /S/ JEFFREY TANNENBAUM
                             Jeffrey Tannenbaum

                                    EXHIBIT A

                         T/SF COMMUNICATIONS CORPORATION

                          Certificate of Designation of
                    Preferences and Rights of Preferred Stock
                     By Resolution of the Board of Directors
                    Providing for an Issue of 150,000 Shares
                        of 9% Convertible Preferred Stock

      The undersigned, Howard G. Barnett, Jr., the Chairman, President and Chief Executive Officer of T/SF Communications Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with Section 151 thereof, does hereby certify that:

      FIRST, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the following preambles and resolution were duly adopted by the Board of Directors of the Corporation at a meeting thereof duly and validly held on June 30, 1997:

           WHEREAS, the Certificate of Incorporation of the Corporation (the "Certificate") was filed with the Secretary of State of the State of Delaware on March 17, 1989, and has not been amended; and

           WHEREAS, the Certificate provides for a class of shares of stock designated "Preferred Stock" and authorizes the Board of Directors of the Corporation (the "Board of Directors") to establish one or more series of Preferred Stock and to fix and determine the relative rights and preferences of the shares of Preferred Stock or any series thereof so established; and

           WHEREAS, no series of Preferred Stock has heretofore been designated; and

           WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to establish a series of Preferred Stock and to fix and determine the relative rights and preferences thereof;

           NOW, THEREFORE, BE IT RESOLVED, that a series of Preferred Stock of the Corporation be, and it hereby is, designated "9% Convertible Preferred Stock," that the number constituting such series is one hundred fifty thousand (150,000) shares, and that the rights, preferences, limitations, and restrictions of the 9% Convertible Preferred Stock, shall be as follows:

                  1.    DIVIDENDS.

                  (a) Each share of 9% Convertible Preferred Stock shall entitle the holder of record thereof to receive cumulative cash dividends at the annual rate of $3.33 per share. Dividends shall accrue daily and accrued dividends for any period of less than one year shall be computed on the basis of the number of days elapsed out of a 365-day or 366-day year, as the case may be. Dividends shall be payable each year on the last day of June (the "Dividend Payment Date") in the amount accrued to such Dividend Payment Date; provided, however, that dividends shall be required to be paid only (i) to the extent the Corporation may lawfully do so and (ii) if the Board of Directors has determined, in its sole discretion, that dividends should be paid by the Corporation; and provided further, if the Corporation may not lawfully pay all the dividends it is required to pay under this Section 1(a) on any Dividend Payment Date, it shall pay on such date all the dividends it may lawfully pay ratably among the holders of 9% Convertible Preferred Stock and, at the earliest time or times thereafter when it may lawfully pay any or all of the balance of such dividends, it shall do so. If the Corporation does not pay dividends on any Dividend Payment Date because the Board of Directors has not approved such payment, it shall pay such dividends at a later time when it may lawfully do so and following approval of such payment by the Board of Directors. Dividends on each share of 9% Convertible Preferred Stock shall commence to accrue and shall be cumulative from expiration of the Conversion Period (as defined in Section 4 below), whether or not they are earned, declared, or lawfully payable. If any dividend which is required to be paid on any Dividend Payment Date is not paid for any reason, such unpaid dividend shall not bear any interest.

                  (b) Once the dividends provided for in Section 1(a) above have been paid, each share of Common Stock and 9% Convertible Preferred Stock shall entitle the holder of record thereof to receive dividends at the rate to be determined by the Board of Directors, out of funds legally available therefor, when and as declared by the Board of Directors with respect to such classes of stock; provided, however, that no dividend or other distribution shall be declared or paid on shares of Common Stock unless an equivalent dividend or distribution on the outstanding shares of 9% Convertible Preferred Stock shall have been paid or declared and a sum sufficient for the payment thereof set apart. For purposes of the declaration or payment of dividends or other distributions, a dividend or distribution on shares of 9% Convertible Preferred Stock shall be deemed "equivalent" to a dividend or distribution on shares of Common Stock if the dividend or distribution declared or paid on each outstanding share of 9% Convertible Preferred Stock entitles the holder thereof to the same money or other property to which the holder would have been entitled if the holder held the number of shares of Common Stock into which such share of 9% Convertible Preferred Stock is then convertible or, if the Conversion Period is not then in effect, would have been convertible if the Conversion Period was then in effect.

            2. LIQUIDATION. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of record of shares of 9% Convertible Preferred Stock shall be entitled, before any distribution is made on shares of Common Stock, to be paid Thirty-Seven Dollars ($37.00) per share of 9% Convertible Preferred Stock held by such holder, plus an amount equal to all accrued and unpaid dividends on each such share through the date fixed for distribution. This Section 2 shall not be deemed to require the distribution of assets to the holders of 9% Convertible Preferred Stock in the event of a merger, consolidation, sale, transfer or lease of all or substantially all of the Corporation's assets if such transaction does not in fact result in the dissolution, liquidation or winding up of the Corporation.

            3. VOTING. Until the expiration of the Conversion Period, the 9% convertible Preferred Stock shall vote with the Common Stock on an as-converted basis. Thereafter, except as set forth in this Section 3 or as otherwise required by law, a share of 9% Convertible Preferred Stock shall not entitle the holder thereof to vote on any matter brought before the stockholders of the Corporation for a vote. The holders of the 9% Convertible Preferred Stock shall be entitled to vote as a class upon any proposed amendment to the Certificate or this Certificate of Designation with respect to the shares of 9% Convertible Preferred Stock, if such amendment would alter or change the powers, preferences or special rights of the shares of 9% Convertible Preferred Stock so as to affect them adversely.

            4. CONVERSION. During the 30-day period commencing on the 90th day after the issuance of a share of 9% Convertible Preferred Stock (the "Conversion Period"), such share of 9% Convertible Preferred Stock shall be convertible at the option of the holder of record thereof into a number of shares of Common Stock equal to the Conversion Ratio (as hereinafter defined); provided, that no fractional share of Common Stock shall be issued, but in lieu thereof one share of Common Stock shall be issued. The Conversion Period shall be extended until the fifth day after the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is applicable to such conversion, so long as any filing which is required to be made by the holder under such Act is made on or before the commencement of the Conversion Period. Conversion of such share of 9% Convertible Preferred Stock shall be effected by surrender of such holder's certificate representing such share of 9% Convertible Preferred Stock accompanied by a written notice from such holder addressed to the Corporation requesting the conversion. Upon conversion, holders of converted shares of 9% Convertible Preferred Stock will be issued certificates representing the shares of Common Stock to which they are entitled.

      The "Conversion Ratio" at the effective date of the original Certificate of Designation with respect to the shares of 9% Convertible Preferred Stock shall equal one (1.0). Thereafter, upon any stock split, stock dividend, subdivision or combination of shares of Common Stock (an "Adjustment Event"), the Conversion Ratio shall be adjusted such that immediately upon the occurrence of such Adjustment Event the holder of a share of 9% Convertible Preferred Stock shall be entitled to convert (assuming, if the Conversion Period is not then in effect, that the Conversion Period was then in effect) such share of 9% Convertible Preferred Stock into the number of shares of Common Stock which such holder would have been entitled to receive if such holder had converted such share of 9% Convertible Preferred Stock into Common Stock immediately prior to such Adjustment Event. Any adjustment of the Conversion Ratio shall be effective as of the record date for the Adjustment Event giving rise to the adjustment.

            5. REDEMPTION. At any time after the first anniversary date of the issuance of a share of 9% Convertible Preferred Stock, the Corporation may, in its sole discretion, redeem such share of 9% Convertible Preferred Stock by paying the holder of record thereof Thirty-Seven Dollars ($37.00) for such share of 9% Convertible Preferred Stock, plus an amount equal to all accrued and unpaid dividends on such share through the date of such redemption.

      SECOND, that this Certificate of Designation of Preferences and Rights of 9% Convertible Preferred Stock shall become effective upon its being filed with the Secretary of State of the State of Delaware.

      IN WITNESS WHEREOF, T/SF Communications Corporation has caused this Certificate of Designation of Preferences and Rights of 9% Convertible Preferred Stock to be signed by Howard G. Barnett, Jr., as Chairman, President and Chief Executive Officer, as of the ______ day of ___________________, 1997.

                             T/SF COMMUNICATIONS
                             CORPORATION



                             By:
                                   Howard G. Barnett, Jr.
                                   Chairman, President and Chief
                                   Executive Officer

                            EXHIBIT B - SCHEDULE 13D

                             STOCKHOLDERS AGREEMENT

      This Stockholders Agreement is made and entered into as of the 1st day of July, 1997, by and among the Management Stockholders (as hereinafter defined), the Fir Tree Stockholders (as hereinafter defined), and T/SF Communications Corporation, a Delaware corporation (the "Company").

                                   RECITALS:

      A. The Management Stockholders and the Fir Tree Stockholders (collectively, the "Stockholders") will, when this Agreement becomes effective pursuant to Section 4.1 hereof, own a majority of the issued and outstanding shares of capital stock of the Company.

      B. The Stockholders desire to enter into this Agreement in order to provide for the continuity of ownership and operation of the Company.

      C. Pursuant to the Preferred Stock Purchase Agreement, of even date herewith, between certain of the Fir Tree Stockholders and the Company (the "Stock Purchase Agreement"), such Fir Tree Stockholders have agreed to purchase, in the aggregate, 150,000 shares of the Company's 9% Convertible Preferred Stock on the terms and subject to the conditions set forth in the Stock Purchase Agreement.

      NOW, THEREFORE, in consideration of the premises and the mutual promises and agreements set forth herein, the Stockholders and the Company (the "Parties") hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

      1.1 CERTAIN DEFINITIONS. As used herein, the following terms shall have the respective meanings indicated:

            "Affiliate," with respect to any Person, means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first mentioned Person. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise. The term "Affiliate," with respect to any of the Fir Tree Stockholders, includes any Person who has the right, power or authority to direct the acquisition, voting or disposition of shares of Stock owned beneficially or of record by such Fir Tree Stockholder, including without limitation Fir Tree Partners and Jeffrey Tannenbaum.

                               Page __ of __ Pages

            "Agreement" means this Stockholders Agreement, as it may be amended from time to time.

            "Barnett" means Howard G. Barnett, Jr.

            "Common Stock" means the common stock of the Company, par value $0.10 per share.

            "Craine" means Robert E. Craine, Jr.

            "Fir Tree Stockholders" means the Persons listed on Exhibit A attached hereto and by this reference made a part hereof.

            "Management Stockholders" means the Persons listed on Exhibit B attached hereto and by this reference made a part hereof.

            "Mourton" means J. Gary Mourton.

            "Person" means an individual, a corporation, an association, a partnership, a limited liability company, an estate, a trust, or any other entity or organization, governmental or otherwise.

            "Preferred Stock" means the preferred stock of the Company, par value $10.00 per share.

            "Stock" means all shares of Common Stock and Preferred Stock, together with any options thereon and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend, stock split or in exchange for such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization).

            "Transfer" means any direct or indirect offer, transfer, donation, sale, assignment, pledge, hypothecation or other disposal or attempted disposal of all or any portion of a security or of any rights; provided, however, that (a) the conversion of shares of Preferred Stock into shares of Common Stock in accordance with the terms of such Preferred Stock shall in no event be deemed to be a "Transfer" subject to this Agreement, and
      (b) the exercise of stock options and the transfer of options or shares to the Company, and the withholding of shares by the Company, in connection with such exercise shall in no event be deemed to be a "Transfer" subject to this Agreement. "Transferring" and "Transferred" shall have correlative meanings. "Transferee" means the recipient or intended recipient of a Transfer.

      1.2 NUMBER OR PERCENTAGE OF SHARES OF STOCK. Whenever any provision of this Agreement calls for any calculation based on the number or percentage of shares of Stock held by a Stockholder, (a) the number of shares of Stock deemed to be held by that Stockholder shall be the total number of shares of Common Stock then owned by that Stockholder, plus the total number of shares of Common Stock issuable upon conversion of Preferred Stock and exercise of any options, warrants, or subscription rights then owned by that Stockholder; and (b) the total number of shares of Stock deemed to be outstanding (in determining percentages) shall be the total number of shares of Common Stock then issued and outstanding, plus the total number of shares of Common Stock issuable upon conversion of Preferred Stock and exercise of any options, warrants, or subscription rights then outstanding.

      1.3 INTERPRETATION. Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. As used in this Agreement, the terms "hereof," "herein," "hereby," "hereunder" or "hereto" shall refer to this Agreement as a whole and not to any particular Article or Section hereof.

                                   ARTICLE II

                            RESTRICTIONS ON TRANSFER;
                             RIGHT OF FIRST REFUSAL;
                    CO-SALE PROVISIONS; AND PREEMPTIVE RIGHTS

      2.1 RESTRICTIONS ON TRANSFER. Each Stockholder agrees that he or it will not, without the prior written consent of all of the other Stockholders, make a Transfer of all or any portion of the Stock now owned or hereafter acquired by him or it, except in connection with, and strictly in compliance with the conditions of, any of the following:

            (a) Transfers effected pursuant to Sections 2.2, 2.3 and 2.4 hereof, in each case made in accordance with the procedures set forth therein;

            (b) a Transfer by a Management Stockholder to another Management Stockholder or by a Fir Tree Stockholder to another Fir Tree Stockholder; and

            (c) (i) a Transfer by a Stockholder to an Affiliate of such Stockholder, (ii) a Transfer by a Stockholder who is a natural Person to his or her spouse or lineal descendants, natural or adopted, or to a trust for the benefit of the transferor Stockholder or his or her spouse or lineal descendants, natural or adopted, and (iii) a Transfer by a Stockholder that is a trust to the beneficiaries of such trust or by a Stockholder that is a partnership or a limited liability company to the partners or members thereof; provided, that, as a condition to any such Transfer, the Transferee agrees in writing to be bound by the provisions of this Agreement on the same basis as the transferor Stockholder.

Anything in this Agreement to the contrary notwithstanding, (x) Transferees under any of the provisions of this Article II shall take any Stock so Transferred subject to all provisions of this Agreement, (y) a recipient of a Transfer permitted under Section 2.1(c) above shall be classified for purposes of this Agreement as a Management Stockholder in the event the owner of the Stock so Transferred was classified as a Management Stockholder or as a Fir Tree Stockholder in the event the owner of the Stock so Transferred was classified as a Fir Tree Stockholder, and (z) each Transfer under any of the provisions of this Article II shall be made in compliance with applicable federal and state securities laws, rules and regulations, or exemptions from the registration provisions thereof.

      2.2 RIGHT OF FIRST REFUSAL. In the event that any of the Stockholders receives a bona fide offer to purchase all or any portion of the Stock held by such Stockholder, which offer may propose a direct purchase or a merger or other business combination and may be subject to certain contingencies (a "Transaction Offer"), from any Person (the "Offeror"), unless subject to one of the exceptions specified in Section 2.1 above, such Stockholder (a "Transferring Stockholder") may, subject to the provisions of Section 2.3 below, Transfer such Stock only pursuant to and in accordance with the following provisions of this
Section 2.2:

            (a) Such Transferring Stockholder shall cause the Transaction Offer to be reduced to writing and shall notify the Company, with a copy to each of the other Stockholders (the "Other Stockholders"), of his or its desire to accept the Transaction Offer and otherwise comply with the provisions of this Section 2.2 and, if applicable, Section 2.3 below (such notice, the "Offer Notice"). In the Offer Notice, such Transferring Stockholder shall also specify whether or not he or it desires to exercise his or its rights under Section 2.4 below, if applicable. Any Offer Notice, once given, shall be deemed to be an irrevocable offer to sell the Offered Shares as provided in this Section 2.2.

            (b) The following provisions establish the procedure by which the Company and/or the Other Stockholders may elect to purchase the Stock specified in the Offer Notice (the "Offered Shares"). Any such purchase shall be at the same price and on the same terms as are offered by the Offeror; provided, that, if the price set forth in an Offer Notice is stated in consideration other than cash or cash equivalents, the Company, acting through its Board of Directors, may determine the fair market value of such consideration, reasonably and in good faith, and may exercise such rights by payment of such fair market value in cash or cash equivalents.

            (c) In the case of an Offer Notice given by a Management Stockholder, the other Management Stockholders shall have the right, prior to the right of the Company and/or the other Stockholders, to purchase (on a PRO RATA basis determined on the basis of the number of shares of Stock held by each or on such other basis upon which a majority in interest of the Management Stockholders may agree) all or a portion of the Offered Shares; provided, that, if the other Management Stockholders elect to purchase less than all of the Offered Shares, the Company and/or the Other Stockholders may agree to purchase the balance of the Offered Shares in accordance with the following provisions.
      If the other Management Stockholders elect to exercise their right to purchase, they shall give written notice to that effect to the Company, the Transferring Stockholder and the Other Stockholders within 15 days after the date on which the Offer Notice was duly received by the Management Stockholders.

            (d) In the case of an Offer Notice given by a Fir Tree Stockholder, the other Fir Tree Stockholders shall have the right, prior to the right of the Company and/or the other Stockholders, to purchase (on a PRO RATA basis determined on the basis of the number of shares of Stock held by each or on such other basis upon which a majority in interest of the Fir Tree Stockholders may agree) all or a portion of the Offered Shares; provided, that, if the other Fir Tree Stockholders elect to purchase less than all of the Offered Shares, the Company and/or the Other Stockholders may agree to purchase the balance of the Offered Shares in accordance with the following provisions. If the other Fir Tree Stockholders elect to exercise their right to purchase, they shall give written notice to that effect to the Company, the Transferring Stockholder and the Other Stockholders within 15 days after the date on which the Offer Notice was duly received by the Fir Tree Stockholders.

            (e) In the case of an Offer Notice given by a Management Stockholder or a Fir Tree Stockholder with respect to which the other Management Stockholders or the other Fir Tree Stockholders have not elected under
      Section 2.2(c) or 2.2(d) above to purchase all of the Offered Shares, or in the case of an Offer Notice given by a Stockholder other than a Management Stockholder or a Fir Tree Stockholder, the Company shall have the right, prior to the right of the Other Stockholders, to purchase all or a portion of the Offered Shares available for purchase; provided, that, if the Company elects to purchase less than all of such Offered Shares, the Other Stockholders (or the Company as provided in Section 2.2(h) hereof) may agree to purchase the balance of the Offered Shares in accordance with the following provisions. If the Company elects to exercise its right to purchase, it shall give written notice to that effect to the Transferring Stockholder and the Other Stockholders within 30 days after the date on which the Offer Notice was duly received by the Company.

            (f) Thereafter, to the extent the Company fails to exercise its right to purchase with respect to all of the Offered Shares available for purchase by the Company, each Other Stockholder shall have a right to purchase his or its "Section 2.2 Proportionate Interest" of the available Offered Shares, being that number of the available Offered Shares determined by multiplying the number of available Offered Shares by a fraction, the numerator of which is the number of shares of Stock held by such Other Stockholder and the denominator of which is the total number of shares of Stock held by all Other Stockholders. Such right to purchase shall be exercisable by written notice (a "Response Notice") given to the Company within 15 days after the date on which the Other Stockholders shall have received the written notice from the Company referred to in
      Section 2.2(e) hereof or, if no such notice shall have been given by the Company, within 45 days after the date on which the Offer Notice shall have been first received by the Other Stockholders.

            (g) Each Other Stockholder that gives a Response Notice shall set forth in such Response Notice whether or not such Other Stockholder desires to (i) purchase his or its Section 2.2 Proportionate Interest or a specified lesser number of the available

      Offered Shares, (ii) purchase, to the extent possible, a specified number or all of the available Offered Shares in excess of his or its Section 2.2 Proportionate Interest, and (iii) if applicable, exercise his or its rights under Section 2.3 below with respect to (A) his or its Section 2.3 Proportionate Interest (as hereinafter defined) or a specified lesser number of shares of Stock and (B) a specified number or all shares of Stock in excess of his or its Section 2.3 Proportionate Interest, in either event to the extent possible. In the event one or more of the Other Stockholders either do not give a Response Notice or elect in their Response Notices to purchase less than their respective Section 2.2 Proportionate Interests AND more than one of the Other Stockholders elect in their Response Notices to purchase in excess of their respective
      Section 2.2 Proportionate Interests, each such Other Stockholder that elects to purchase more than his or its Section 2.2 Proportionate Interest shall be entitled to purchase the lesser of (x) the number of Offered Shares in excess of his or its Section 2.2 Proportionate Interest that he or it elected to purchase in his or its Response Notice and (y) his or its allocable portion of the number of remaining Offered Shares available for purchase, which allocable portion shall be determined in the same manner as his or its Section 2.2 Proportionate Interest. The calculation set forth in the preceding sentence shall be continually applied until the greatest number of Offered Shares possible have been allocated to each Other Stockholder that elects to purchase in excess of his or its Section
      2.2 Proportionate Interest.

            (h) Thereafter, if the Other Stockholders shall have failed to exercise their right to purchase with respect to all of the remaining Offered Shares, the Company may elect to purchase such remaining Offered Shares; provided, that any such election shall be made within 10 days after the date the Response Notices shall have been required to be given.

            (i) If the Company and the Other Stockholders fail to exercise their rights to purchase with respect to all of the Offered Shares within the time limits set forth above,
      (A) the Company and the Other Stockholders shall be deemed to have waived all of their rights to purchase under this Section 2.2, and (B) the Transferring Stockholder shall be free to sell all of the Offered Shares at the price and on the terms set forth in the Offer Notice, for a period of 30 days after the end of the last time period set forth in this Section 2.2, subject to the Transferring Stockholder's obligation to comply with the provisions of Section 2.3 below, if applicable.

            (j) If the Company and/or the Other Stockholders exercise their rights to purchase with respect to all of the Offered Shares within the time limits set forth above, such purchase(s) shall be consummated as soon as is reasonably practicable.

      2.3 TAG ALONG RIGHTS. Subject to the provisions of Section 2.4 below, in the event that rights to purchase are not exercised pursuant to Section 2.2 above with respect to all of the Offered Shares, the Transferring Stockholder may Transfer the Offered Shares only pursuant to and in accordance with the following provisions of this Section 2.3; provided, that this Section 2.3 shall not apply if the Offered Shares involve less than 25,000 shares of Stock in any one transaction or series of related transactions:

            (a) Each of the Other Stockholders shall have the right to participate in the Transaction Offer on the terms and conditions stated in this Section 2.3, which right shall be exercisable in such Other Stockholder's Response Notice.

            (b) Each of the Other Stockholders shall have the right to sell a portion of his or its Stock pursuant to the Transaction Offer which is equal to or less than such Other Stockholder's "Section 2.3 Proportionate Interest," being the product obtained by multiplying (i) the total number of shares of Stock subject to the Transaction Offer by (ii) a fraction, the numerator of which is the total number of shares of Stock held by such Other Stockholder, and the denominator of which is the total number of shares of Stock held by all Stockholders. To the extent one or more Other Stockholders elect not to sell, or fail to exercise their right to sell, the full amount of Stock which they are entitled to sell pursuant to this
      Section 2.3, the right to sell shall pass to the Other Stockholders that elected to sell and the Transferring Stockholder, on a PRO RATA basis determined on the basis of the number of shares of Stock held by each. In the event one or more of the Other Stockholders either do not give a Response Notice or elect in their Response Notices to sell less than their respective Section 2.3 Proportionate Interests AND more than one of the Other Stockholders elect in their Response Notices to sell in excess of their respective Section 2.3 Proportionate Interests, each such Other Stockholder that elects to sell more than his or its Section 2.3 Proportionate Interest shall be entitled to sell the lesser of (x) the number of shares of Stock in excess of his or its Section 2.3 Proportionate Interest that he or it elected to sell in his or its Response Notice and (y) his or its allocable portion of the number of shares of Stock that he or it may sell, which allocable portion shall be determined in the same manner as his or its Section 2.3 Proportionate Interest. The calculation set forth in the preceding sentence shall be continually applied until the greatest number of shares of Stock possible have been allocated to each Other Stockholder that elects to sell in excess of his or its Section 2.3 Proportionate Interest.

            (c) Within 10 days after the last date by which rights to purchase under Section 2.2 above were to be exercised (if at all), the Company shall notify each participating Other Stockholder and the Transferring Stockholder of the number of shares of Stock held by such Other Stockholder that will be included in the sale and the date on which the Transaction Offer will be consummated, which date shall be no later than the later of (i) 30 days after the date by which the Company was required to notify the Other Stockholders under this Section 2.3(c) or (ii) five days after the date on which all governmental approvals, if any, required in connection with the Transfer have been obtained. Each of the parties to the Transaction Offer shall use his or its best efforts to obtain any such governmental approval as promptly as is practicable.

            (d) Each participating Other Stockholder may effect his or its participation in any Transaction Offer hereunder by delivery to the Offeror, or to the Transferring Stockholder for delivery to the Offeror, of one or more instruments or certificates, properly endorsed for transfer, representing the Stock he or it elects to sell therein. At the time of consummation of the Transaction Offer, the Offeror shall remit directly to each Stockholder that portion of the sale proceeds to which each Stockholder is entitled by reason of his or its participation therein (less any adjustments due to the conversion of any convertible securities or the exercise of any derivative securities). In no event shall any participating Other Stockholder be required to make any representations or warranties or provide any indemnities in connection with his or its participation in a Transaction Offer except those directly relating to the ownership of the Stock to be Transferred by such Stockholder.

            (e) Prior to its receipt of any Transfer under the provisions of this Section 2.3 and as a condition precedent to any such Transfer, the Offeror shall agree in writing to be bound by the provisions of this Agreement on the same basis as the transferor Stockholder(s). In the event that the Transaction Offer is not consummated within the period required by Section 2.3(c) above or the Offeror fails timely to remit to each Stockholder his or its portion of the sale proceeds, the Transaction Offer shall be deemed to lapse, and any Transfers of Stock pursuant to such Transaction Offer shall be deemed to be in violation of the provisions of this Agreement unless the Transferring Stockholder once again complies with the provisions of Section 2.2 hereof and this Section 2.3, if applicable, with respect to such Transaction Offer.

      2.4   DRAG ALONG RIGHT.

            (a) One or more Transferring Stockholders holding more than one-half of the Stock may, by notice given to the Other Stockholders, cause the Other Stockholders to sell all of their Stock to the Offeror at the same purchase price and on the same terms, except as set forth in this Section 2.4, if: (i) the Offeror offered to purchase all such Stock in the applicable Transaction Offer, (ii) the rights to purchase procedure set forth in Section 2.2 above was followed with respect to such Transaction Offer and such rights were not exercised in full, and (iii) the Offer Notice(s) stated that the Transferring Stockholder(s) intended to pursue the rights of such Transferring Stockholder(s) under this Section 2.4. In such event, the Other Stockholders agree to sell their Stock to the Offeror at such purchase price and on such terms; provided, however, that the obligation of the Fir Tree Stockholders to participate in such transaction shall be conditioned upon (x) the Offeror not being an Affiliate of any Management Stockholder, (y) the consideration for the Stock being all cash and/or securities of an issuer with a market capitalization of $1,000,000,000 or more that are either listed on a national securities exchange or traded on the NASDAQ National Market System where the securities received by the Stockholders (I) do not exceed 20% of the total trading volume of such securities over the 45-day period prior to such receipt and (II) are freely tradeable (except to the extent they are subject to Rule 145 under the Securities Act of 1933, as amended), and (z) the Company's receipt of a fairness opinion with respect to such transaction from an independent investment banking firm of national standing that is mutually acceptable to the holders of a majority in interest of both the Fir Tree Stockholders and the Management Stockholders. Any such sale must take place within the later of (x) 30 days after the last date on which the Company or the Other Stockholders could have exercised rights to purchase under Section 2.2 above or (y) five days after the date on which all governmental approvals, if any, required in connection with the Transfer have been obtained. Each of the parties to the Transaction Offer shall use his or its best efforts to obtain any such governmental approval as promptly as is practicable.

            (b) Each Other Stockholder shall effect his or its participation in any Transaction Offer under this Section 2.4 by delivery to the Offeror, or to the Transferring Stockholder(s) for delivery to the Offeror, of one or more instruments or certificates, properly endorsed for transfer, representing all of such Other Stockholder's Stock. At the time of consummation of the Transaction Offer, the Offeror shall remit directly to each Stockholder that portion of the sale proceeds to which that Stockholder is entitled by reason of his or its participation therein (less any adjustments due to the conversion of any convertible securities or the exercise of any derivative securities). In no event shall any Other Stockholder be required to make any representations or warranties or provide any indemnities in connection with his or its participation in a Transaction Offer except those directly relating to the ownership of the Stock to be Transferred by such Stockholder.

            (c) In the event that the Transaction Offer is not consummated within the period required by Section 2.4(a) above or the Offeror fails timely to remit to each Stockholder his or its portion of the sale proceeds, the Transaction Offer shall be deemed to lapse, and any Transfers of Stock pursuant to such Transaction Offer shall be deemed to be in violation of the provisions of this Agreement unless the Transferring Stockholder(s) once again complies with the provisions of Sections 2.2 and 2.3 hereof and this Section 2.4 with respect to such Transaction Offer.

      2.5 PROHIBITED TRANSFERS. If any Transfer is made or attempted contrary to the provisions of this Agreement (a) such purported Transfer shall be void AB INITIO; (b) the Company and the other Stockholders shall have, in addition to any other legal or equitable remedies which they may have, the right to enforce the provisions of this Agreement by actions for specific performance (to the extent permitted by law); and (c) the Company shall have the right to refuse to recognize any Transferee as one of its stockholders for any purpose. Without limitation on the foregoing, each of the Stockholders further agrees that the provisions of Section 5.7 hereof shall apply in the event of any violation or threatened violation of this Article II.

      2.6   PREEMPTIVE RIGHTS.

            (a) Except with respect to the issuance of Stock pursuant to the events described in Section 2.6(d) below, not less than 30 nor more than 120 days prior to any issuance (whether or not for consideration) or sale by the Company of any Stock, the Company shall notify each Stockholder thereof in writing, which notice shall specify the kind and amount of Stock that the Company intends to issue or sell and contain a description of the terms of the proposed issuance or sale (including the proposed issuance or sale price, if any), and shall offer to each Stockholder the opportunity to acquire such number of the shares of Stock as shall allow such Stockholder, immediately following the issuance or sale of all such Stock, to be the beneficial owner, in the aggregate, of his or its respective Proportionate Equity Interest (as hereinafter defined). For the purposes hereof, the term "Proportionate Equity Interest" with respect to a Stockholder shall mean the percentage of shares of Stock held by such Stockholder immediately prior to the issuance or sale referred to in the immediately preceding sentence. The per share or equivalent price, if any, payable by each Stockholder, and all other terms and conditions of the offer to each Stockholder, shall be identical to that offered to other Persons in connection with such issuance or sale; provided, however, that if the purchase price is to be paid by other Persons in kind or is for any other reason of a type of consideration which any Stockholder cannot readily deliver, such Stockholder shall nevertheless be entitled to pay the purchase price in cash, such price to be an amount equal to the monetary equivalent value to the Company of such consideration in kind or other consideration which such Stockholder cannot readily deliver, as determined in good faith by the Board of Directors of the Company.

            (b) Each Stockholder shall have a period of 20 days following the Company's notice to such Stockholder pursuant to Section 2.6(a) hereof within which he or it may elect to purchase the shares of Stock offered to him or it pursuant to Section 2.6(a) hereof. Such election (i) shall be for all or any portion of the shares of Stock offered to such Stockholder,
      (ii) may be conditioned on the Company and such Stockholder obtaining any requisite governmental approvals (which the Company and such Stockholder shall each covenant to use his or its best efforts to obtain as promptly as is practicable), and (iii) shall be made by written notice to the Company within such 20 day period. The closing of the purchase by any Stockholder of any Stock offered pursuant to Section 2.6(a) hereof shall occur at the time and location of the closing of the issuance or sale of Stock which gave rise to the rights of such Stockholder under Section 2.6(a) hereof.

            (c) If a Stockholder shall not elect to purchase all of the Stock offered to him or it pursuant to Section 2.6(a) hereof, then the Company shall, during a period of 30 days following such Stockholder's notice to the Company pursuant to Section 2.6(b) hereof, have the right to sell the number of shares of Stock that such Stockholder has not elected to purchase free and clear of the restrictions of Section 2.6(a) hereof at a price and upon other terms and conditions no more favorable to a purchaser than were offered to such Stockholder pursuant to Section 2.6(a) hereof.

            (d) The provisions of this Section 2.6 shall not apply to any Stock issued (i) to effect any merger, consolidation or acquisition of assets;
      (ii) to satisfy conversion or option rights; or (iii) pursuant to an underwritten public offering of Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended.

            (e) The Stockholders acknowledge that the Certificate of Incorporation of the Company presently provides that the stockholders of the Company will not have any preemptive rights. Accordingly, the Stockholders agree that once this Agreement becomes effective as provided in Section 4.1 below, they shall take all such actions as may be required to amend the Certificate of Incorporation of the Company to delete the statement regarding preemptive rights that is set forth therein.

                                   ARTICLE III

                              CORPORATE GOVERNANCE

      3.1 VOTING OF STOCK FOR ELECTION OF DIRECTORS OF THE COMPANY. With respect to each election or removal of members of the Board of Directors of the Company (including without limitation any replacement members), whether at an annual or special meeting of stockholders or by written consent of stockholders, each Stockholder agrees to vote his or its Stock and to take such other action as may be necessary to fix the number of directors of the Company at five and to elect as members of the Board of Directors of the Company and to keep in office as such, the individuals selected as follows: (a) three individuals designated by Barnett or, if Barnett is unable to make such designation, by Craine or, if neither Barnett nor Craine is able to make such designation, by a majority in interest of the Management Stockholders, and (b) two individuals designated by the Fir Tree Stockholders. Each of the Stockholders further agrees to vote his or its Stock for the removal of any such designee upon the request of the Person or Persons with the right to designate such designee and for the election of a substitute designee nominated by such Person or Persons upon request therefor. The Fir Tree Stockholders shall be entitled to designate one of the members of a two-member compensation committee of the Board of Directors of the Company to be formed immediately after the Closing Date. If the members of such compensation committee cannot agree with respect to a matter, such matter shall be submitted to the entire Board of Directors of the Company which shall resolve the same subject to the provisions of Section 3.3 below. For services performed hereunder, the Company shall pay Fir Tree Partners, on behalf of the Fir Tree Stockholders, an annual fee of $100,000 (the "Fixed Annual Fee"), payable quarterly in equal installments on the first day of each calendar quarter with the first payment being due within 10 days after the date on which this Agreement becomes effective as provided in Section 4.1 below. Such first payment shall be prorated based on the number of days remaining in the then current calendar quarter. For 1998 and subsequent fiscal years, the Company shall also pay Fir Tree Partners, on behalf of the Fir Tree Stockholders, 2% of the amount, if any, by which the Company's annual EBITDA (as defined in Section 5.12 below) exceeds $15,000,000 (the "EBITDA Floor"). Such payment shall be made on or before March 31 of the succeeding year. Payments to be made to Fir Tree Partners under this Section 3.1 shall be subordinate to all obligations of the Company for borrowed money and shall not be paid (but shall continue to accrue) if the payment thereof would breach a covenant or cause or result in a default under a loan agreement to which the Company is a party or by which it is bound.

      3.2 VACANCIES. Each Stockholder agrees to vote his or its Stock to the extent required by Section 3.1 above, in such manner as shall be necessary or appropriate so as to ensure that any vacancy occurring for any reason in the Board of Directors of the Company shall be filled only by an individual (a) who is nominated directly or indirectly by the Person or Persons with the right to designate the director whose departure created the vacancy, and (b) whose election causes the requirements described in Section 3.1 above relating to the composition of the Company's Board of Directors to be satisfied.

      3.3 VOTE ON CERTAIN ISSUES. The Stockholders and the Company agree that the unanimous consent of the members of the Board of Directors of the Company shall be necessary for the Company to undertake any of the following actions:

            (a) amendment of the Certificate of Incorporation of the Company, except as contemplated in Section 2.6(e) above;

            (b) issuance of any Stock or of any instruments convertible into Stock or of any options, warrants or other rights to purchase or otherwise acquire Stock; provided, however, that neither the issuance of Stock pursuant to existing conversion rights, options, warrants or other rights to purchase or otherwise acquire Stock, nor the granting of options to any one other than Barnett, Craine or Mourton to acquire up to 40,000 shares of Common Stock in the aggregate under presently existing option plans as in effect on the date hereof, shall require such unanimous consent;

            (c) declaration or payment of any dividends or other distributions on the outstanding capital stock of the Company, in cash, stock, bonds, property or otherwise;

            (d) purchase or redemption by the Company of any of its Stock, except for the purchase of up to 25,000 shares of Stock per year pursuant to Section 2.2;

            (e) any contract or transaction between the Company and any of its Stockholders or between the Company and an Affiliate of a Stockholder or between the Company and one or more of its directors or officers or between the Company and an Affiliate of a director or officer of the Company, or any modification of any previously approved contract or transaction referred to in this Section 3.3(e), except for salaries, benefits and bonuses paid or provided to employees of the Company which are limited to increases of 10% per year above the levels in effect during 1997 (for salary and benefits) and 1996 bonuses paid in 1997;

            (f) any plan or approval to merge or consolidate the Company with or into another entity or to sell, lease, exchange or otherwise dispose of all or substantially all of the property or assets of the Company, or to dissolve, liquidate or wind up the Company, other than in accordance with
      Section 2.4 above;

            (g) except for transactions referred to under Section 3.3(d) above or entered into in the ordinary course of business, any acquisition of an ownership interest in or assets from any Person for consideration in excess of $2,000,000 for any single transaction or series of related transactions;

            (h) any sale, spin-off or other disposition of any subsidiary of the Company having revenues in its last fiscal year in excess of $1,500,000;

            (i) any sale or other disposition of assets of the Company or any of its subsidiaries, other than in the ordinary course of business, having a book value or for consideration in excess of $2,000,000 for any single transaction or in excess of $3,000,000 in the aggregate during any fiscal year of the Company;

            (j) capital expenditures (excluding earn-out payments) in any year (beginning in 1998) in excess of $4,500,000; and

            (k) any financing or refinancing involving more than $10,000,000, except in the case of a financing or refinancing for the purpose of curing defaults or events of default.

      3.4 TERMINATION. This Article III and the obligations of the Parties under this Article III shall terminate and be of no further force or effect at such time as the Management Stockholders or the Fir Tree Stockholders hold less than one-half of the percentage of the shares of Stock held by such members at the time this Agreement becomes effective as provided in Section 4.1 below.

                                   ARTICLE IV

                              ADDITIONAL PROVISIONS

      4.1 EFFECTIVENESS OF AGREEMENT. Except as set forth in Section 4.7 below, this Agreement shall be effective only (a) from and after the consummation of the transactions contemplated by the Stock Purchase Agreement; and (b) in the event, at the time of such consummation, (i) the Fir Tree Stockholders, in the aggregate, hold a number of shares of Stock which is not less than 90% of the sum of the number of shares of Stock held by them on the date first set forth above plus the number of shares of Preferred Stock to be purchased under the Stock Purchase Agreement (the "Minimum Fir Tree Amount") unless such requirement is waived by a majority in interest of the Management Stockholders and (ii) Barnett and Mourton hold the same number of shares of Stock as they held on the date first set forth above excluding shares held for their benefit in individual retirement accounts and the Company's Savings and Retirement Plan unless such requirement is waived by a majority in interest of the Fir Tree Stockholders. In the event of the termination, expiration or lapse of the Stock Purchase Agreement for any reason prior to such consummation or in the event (x) the Fir Tree Stockholders, in the aggregate, hold less than the Minimum Fir Tree Amount at the time of such consummation unless such requirement is waived by a majority in interest of the Management Stockholders or (y) Barnett and Mourton hold less than the number of shares referred to in clause (b)(ii) last above at the time of such consummation unless such requirement is waived by a majority in interest of the Fir Tree Stockholders, this Agreement shall be void and of no force or effect.

      4.2 STANDSTILL. Without the prior written consent of the Company, none of the Fir Tree Stockholders shall, and each of them agrees to cause each of its Affiliates not to, purchase or otherwise acquire, offer to acquire or agree to acquire, by any means, directly or indirectly, any Stock, or any direct or indirect rights or options to acquire Stock or any securities convertible into Stock, except pursuant to Sections 2.1, 2.2, 2.3 and
2.4 hereof and except that after this Agreement becomes effective, as provided in Section 4.1 above, the Fir Tree Stockholders may purchase from stockholders of the Company that are not Parties a total of up to 50,000 shares of Common Stock. Each of the Stockholders agrees that the provisions of Section 5.7 hereof shall apply in the event of any violation or threatened violation of this
Section 4.2.

      4.3 FIR TREE STOCK. The Fir Tree Stockholders hereby jointly and severally represent and warrant to the Management Stockholders that all Affiliates of each of the Fir Tree Stockholders which, as of the date hereof, own any Stock or any direct or indirect rights or options to acquire Stock or any securities convertible into Stock are parties to this Agreement.

      4.4 APPLICATION OF AGREEMENT. This Agreement (including without limitation the provisions of Article II hereof) shall apply to all Stock now owned or hereafter acquired by any Stockholder. This Agreement shall be effective as to a Stockholder only for so long as such Stockholder continues to hold Stock or any options, warrants or other rights to acquire Stock.

      4.5 TENDER OFFER. A Stockholder's execution of this Agreement shall not restrict his or its rights to participate in the Tender Offer (as defined in the Stock Purchase Agreement).

      4.6   SALE OF THE COMPANY.

            (a) At any time on or after the fifth anniversary of the date that this Agreement becomes effective as provided in Section 4.1, a majority in interest of the Fir Tree Stockholders shall have the right, exercisable by written notice to the Company, to require that the Company proceed with an orderly sale of the Company in accordance with the procedures set forth in this Section 4.6. In addition, in the event that Howard G. Barnett, Jr. shall cease to be the Company's chief executive officer for any reason, either a majority in interest of the Fir Tree Stockholders or a majority in interest of the Management Stockholders shall have the right, exercisable by written notice to the Company given at any time on or after the first anniversary of such cessation, to require that the Company proceed with such sale in accordance with this Section 4.6.

            (b) Whenever the Company is required to initiate a sale process pursuant to Section 4.6(a) above, the Company shall promptly engage an investment banking firm of national standing that is mutually acceptable to the holders of a majority in interest of both the Fir Tree Stockholders and the Management Stockholders to conduct an orderly sale of the Company as a going concern. The Company shall exercise best efforts to assist such investment banking firm in conducting such sale, including the preparation of an offering memorandum and/or other descriptive materials and financial information regarding the Company to be provided to interested parties and making management of the Company available to meet with and make presentations to interested parties. The Company shall not place any limitations on the scope of the sales efforts of such investment banking firm. All Stockholders shall be obligated to participate in a sale of the Company effected pursuant to this Section 4.6, which has been approved by the Company's Board of Directors, subject to the provisions of Section 2.4 above. Compliance with the provisions of Section 2.2 above will not be required in connection with such sale. Any such sale must take place within the later of (i) 30 days after the date on which notice of such sale under
      Section 2.4 above is given to the Stockholders by the Company or (ii) five days after the date on which all governmental approvals, if any, required in connection with such sale have been obtained and all other conditions to closing have been satisfied.

            (c) Notwithstanding the provisions of Sections 3.1 and 3.2 above, in the event that a sale of the Company is not concluded within one year of the date of the notice initiating the sale process, the Stockholders agree to vote their shares of Stock so that a simple majority (but no more) of the members of the Company's Board of Directors are designees of the Fir Tree Stockholders.

      4.7 SCHEDULE 13D. Anything in this Agreement to the contrary notwithstanding, the provisions of this Section 4.7 shall be effective immediately. If any or all of the Management Stockholders or the Fir Tree Stockholders believes, based on the advice of competent counsel, that a Schedule 13D under the Securities Exchange Act of 1934, as amended, with respect to ownership of Stock must be filed or amended at any time while this Agreement remains in effect, such Management Stockholders or Fir Tree Stockholders (as the case may be) shall provide a copy of such Schedule 13D or amendment thereto to the Fir Tree Stockholders (in the case of a filing to be made by any or all of the Management Stockholders) or the Company (in the case of a filing to be made by any or all of the Fir Tree Stockholders) no later than 24 hours prior to its filing with the Securities and Exchange Commission.

                                    ARTICLE V

                            MISCELLANEOUS PROVISIONS

      5.1 THIRD PARTIES. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties and their respective successors and permitted assigns to the extent contemplated herein.

      5.2 LEGENDS ON CERTIFICATES. Each Stockholder shall cause all certificates representing shares of Stock owned by him or it to be endorsed with a statement to substantially the following effect:

            THE SALE, TRANSFER, ASSIGNMENT AND VOTING OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS AGREEMENT DATED AS OF JULY 1, 1997. A COMPLETE AND CORRECT COPY OF SUCH AGREEMENT IS AVAILABLE FOR INSPECTION AT THE PRINCIPAL OFFICE OF T/SF COMMUNICATIONS CORPORATION.

      5.3 AMENDMENT AND WAIVER. Any Party may waive in writing any provision of this Agreement intended for his or its benefit. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Party at law or in equity or otherwise. This Agreement may be amended only with the prior written consent of the Company and each of the Stockholders; provided, however, at the election of a majority in interest of the Management Stockholders, one or more additional stockholders of the Company who are not Fir Tree Stockholders may be added to this Agreement as Management Stockholders if such stockholder(s) agree in writing to be bound by the terms of this Agreement.

      5.4 NOTICES. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given, delivered and received (a) if delivered personally or (b) if sent by facsimile, registered or certified mail (return receipt requested) postage prepaid, or by courier guaranteeing next day delivery, in each case to the Party to whom it is directed at the addresses set forth below (or at such other address for any Party as shall be specified by notice given in accordance with the provisions hereof, provided that notices of a change of address shall be effective only upon receipt thereof). Notices delivered personally shall be effective on the day so delivered; notices sent by registered or certified mail shall be effective on the third day after mailing; notices sent by facsimile shall be effective when receipt is acknowledged; and notices sent by courier guaranteeing next day delivery shall be effective on the earlier of the second business day after timely delivery to the courier or the day of actual delivery by the courier:

            (a)   If to the Company:

                        T/SF Communications Corporation
                        2407 East Skelly Drive
                        Tulsa, Oklahoma  74105
                        Facsimile No.: (918) 743-1291

            (b) If to a Fir Tree Stockholder, the address set forth below such Stockholder's name on Exhibit A hereto.

            (c) If to a Management Stockholder, the address set forth below such Stockholder's name on Exhibit B hereto.

            (d) If to any Person subsequently becoming a Stockholder under this Agreement, such address as shall be specified by notice given in accordance with the provisions hereof.

      5.5 HEADINGS. The Article and Section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

      5.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

      5.7 REMEDIES. It is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury to the other Persons who are parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other legal or equitable remedies which they may have, such other Persons may enforce their respective rights by actions for specific performance, and the Company may refuse to recognize any unauthorized Transferee or any Stockholder who has failed to Transfer any of his or its Stock as required by this Agreement as one of its stockholders for any purpose, including without limitation for purposes of dividend and voting rights, until the relevant Person or Persons have complied with all applicable provisions of this Agreement. The Parties hereby waive any bonding requirement with respect to any action to assert any such remedy.

      5.8 SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law; provided, however, that, if Section 3.1, 3.2 or 4.2 of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement as a whole shall terminate and be of no further force or effect.

      5.9 ENTIRE AGREEMENT. This Agreement is intended by the Parties as a final expression of their agreement, and is intended to be a complete and exclusive statement of the agreement and understanding of the Parties, in respect of the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

      5.10 LAW GOVERNING. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware (without giving effect to principles of conflicts of law).

      5.11 TERM. This Agreement shall terminate upon the earlier of (a) the closing of an underwritten public offering of Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date which is 10 years after the date hereof.

      5.12 ASSIGNMENT. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that any assignment of rights or obligations hereunder shall not conflict with any other provision of this Agreement. No Party may assign any of its rights, duties or obligations hereunder without the prior written consent of the other Parties. In the event that the stock of any subsidiary of the

Company is distributed to the Company's stockholders pursuant to a spin-off or split-off transaction, (a) the provisions of this Agreement shall be binding upon such corporation and its stockholders and (b) the Fixed Annual Fee, the EBITDA Floor and the dollar amounts set forth in Section 3.3 above applicable to such corporation and the Company shall be proportionally adjusted by multiplying such amounts by a fraction, the numerator of which is the earnings before interest, taxes, depreciation and amortization ("EBITDA") for the preceding 12-month period for the spin-off corporation or the Company exclusive of the spin-off corporation (as applicable) and the denominator of which is the Company's EBITDA (inclusive of such spin-off corporation's EBITDA) for such period.

      5.13 CHOICE OF FORUM; CONSENT TO SERVICE OF PROCESS. Any suit, action or proceeding arising out of or relating to this Agreement or any agreement or obligation delivered in connection with this Agreement or any judgment entered by any court in respect thereof may be brought in the courts of the State of Oklahoma, County of Tulsa, in the United States District Court for the Northern District of Oklahoma, in the courts of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, and each Party hereby submits to the jurisdiction of such courts for the purpose of any such suit, action or proceeding relating to this Agreement or any related agreement or obligation.

      Each Party hereby irrevocably waives any objection that he or it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any agreement or obligation delivered in connection with this Agreement, brought in the courts of the State of Oklahoma, County of Tulsa, in the United States District Court for the Northern District of Oklahoma, in the courts of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

      5.14 JOINT DRAFTING. The Parties acknowledge that they and their respective counsel have negotiated and drafted this Agreement jointly and agree that the rule of construction that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation or construction of this Agreement.

      5.15 BINDING EFFECT. This Agreement shall be binding upon (a) the Fir Tree Stockholders, Barnett, Craine, Mourton, Stuart P. Honeybone, and Barnett and Florence Lloyd Jones Barnett, Trustees UA June 22, 1996, Florence Lloyd Jones Barnett Revocable Inter Vivos Trust, once it has been executed by all such Parties, and (b) each of the other Parties, once such Party and the Parties listed in clause (a) have executed this Agreement and so long as such execution takes place within 14 days after the date first set forth above.

      IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above, to be effective as provided in Section 4.1 above.

                             T/SF COMMUNICATIONS
                             CORPORATION


                             By:   /S/ HOWARD G. BARNETT, JR.
                                   Howard G. Barnett, Jr.
                                   Chairman, President and
                                     Chief Executive Officer

                     [Signatures continue on the next page.]

FIR TREE STOCKHOLDERS:                        MANAGEMENT STOCKHOLDERS:

FIR TREE VALUE FUND, L.P.
                                                   /S/ HOWARD G. BARNETT, JR.
                                              Howard G. Barnett, Jr.
By:    /S/ JEFFREY TANNENBAUM
      Jeffrey Tannenbaum
      General Partner                              /S/ ROBERT E. CRAINE, JR.
                                              Robert E. Craine, Jr.

FIR TREE INSTITUTIONAL VALUE
  FUND, L.P.                                      /S/ J. GARY MOURTON
By:    Fir Tree, LLC, General Partner         J. Gary Mourton


      By:    /S/ JEFFREY TANNENBAUM               /S/ STUART P. HONEYBONE
            Jeffrey Tannenbaum                Stuart P. Honeybone
            Member

                                                 /S/ BILLIE T. BARNETT
FIR TREE VALUE PARTNERS LDC                   Billie T. Barnett


By:     /S/ JEFFREY TANNENBAUM                   /S/ HOWARD G. BARNETT, SR.
      Jeffrey Tannenbaum                      Howard G. Barnett, Sr., Trustee UA
      Investment Advisor                      June 22, 1976, FBO Howard G. Barnett
                                              Revocable Inter Vivos Trust

TENSING, L.L.C.
                                                 /S/ HOWARD G. BARNETT, JR.
                                              Howard G. Barnett, Jr., Trustee UA
By:   /S/ JEFFREY TANNENBAUM                  June 22, 1976, FBO Howard G. Barnett
     Jeffrey Tannenbaum                       Revocable Inter Vivos Trust
     Manager

                                                 /S/  FLORENCE LLOYD JONES BARNETT
                                              Florence Lloyd Jones Barnett, Trustee UA
                                              June 22, 1996, Florence Lloyd Jones Barnett
                                              Revocable Inter Vivos Trust


                                                /S/  HOWARD G. BARNETT, JR.
                                              Howard G. Barnett, Jr., Trustee UA
                                              June 22, 1996, Florence Lloyd Jones Barnett
                                              Revocable Inter Vivos Trust

  /S/  FLORENCE LLOYD JONES BARNETT
Florence Lloyd Jones Barnett, Trustee UA
March 18, 1996, Florence Lloyd Jones
Barnett Charitable Remainder Unitrust

  /S/  JENKIN LLOYD JONES, SR.
Jenkin Lloyd Jones, Sr., Trustee UA
September 25, 1972, Jenkin Lloyd Jones
Revocable Inter Vivos Trust

  /S/  JENKIN LLOYD JONES, JR.
Jenkin Lloyd Jones, Jr., Trustee UA July 3,
1985, Jenkin Lloyd Jones, Jr. Revocable
Inter Vivos Trust

   /S/  CAROL B. JONES
Carol B. Jones, Trustee UA July 3, 1985,
Jenkin Lloyd Jones, Jr. Revocable Inter
Vivos Trust

   /S/  DAVID LLOYD JONES
David Lloyd Jones

   /S/  ROBERT J. SWAB
Robert J. Swab


   /S/  MARTIN A. VAUGHAN
Martin A. Vaughan

MIDWEST RESOURCES, INC.


By:   /S/  MARTIN A. VAUGHAN
      Martin A. Vaughan
      President

MAVERICK EXPLORATION, INC.


By:   /S/  MARTIN A. VAUGHAN
      Martin A. Vaughan
      President

                                    EXHIBIT A

                              FIR TREE STOCKHOLDERS


Fir Tree Value Fund, L.P.
29th Floor
1211 Avenue of the Americas
New York, New York  10036

Fir Tree Institutional Value Fund, L.P.
29th Floor
1211 Avenue of the Americas
New York, New York  10036

Fir Tree Value Partners LDC
29th Floor
1211 Avenue of the Americas
New York, New York  10036

Tensing, L.L.C.
29th Floor
1211 Avenue of the Americas
New York, New York  10036

                                    EXHIBIT B

                             MANAGEMENT STOCKHOLDERS

Howard G. Barnett, Jr., individually; as           Jenkin Lloyd Jones, Jr. and
Trustee UA June 22, 1976, FBO Howard G.            Carol B. Jones, as Trustees
Barnett Revocable Inter Vivos Trust; and           UA July 3, 1985, Jenkin Lloyd
as Trustee UA June 22, 1996 Florence               Jones, Jr. Revocable Inter
Lloyd Jones Barnett Revocable Inter                Vivos Trust 6447 South
Vivos Trust 6742 South Evanston Tulsa,             Louisville Avenue Tulsa,
Oklahoma 74136                                     Oklahoma  74136

                                                   David Lloyd Jones
Robert E. Craine, Jr.                              11312 South Erie Avenue
5118 East 107th Place                              Tulsa, Oklahoma  74137
Tulsa, Oklahoma  74137
                                                   Robert J. Swab
J. Gary Mourton                                    2407 East Skelly Drive
4220 Colonial Drive                                Tulsa, Oklahoma  74105
Sapulpa, Oklahoma  74066
                                                   Martin A. Vaughan
Stuart P. Honeybone                                2222 East 30th Place
8313 South 5th Avenue                              Tulsa, Oklahoma  74114
Broken Arrow, Oklahoma  74011
                                                   Midwest Resources, Inc.
Billie T. Barnett                                  2222 East 30th Place
6742 South Evanston                                Tulsa, Oklahoma  74114
Tulsa, Oklahoma  74136
                                                   Maverick Exploration, Inc.
Howard G. Barnett, Sr., as Trustee UA              2222 East 30th Place
June 22, 1976, FBO Howard G. Barnett               Tulsa, Oklahoma  74114
Revocable Inter Vivos Trust
2619 East 37th Street
Tulsa, Oklahoma  74105

Florence Lloyd Jones Barnett, as Trustee
UA June 22, 1996, Florence Lloyd Jones
Barnett Revocable Inter Vivos Trust, and as Trustee UA March 18, 1996, Florence
Lloyd Jones Barnett Charitable Remainder
Unitrust 2619 East 37th Street Tulsa,
Oklahoma 74105

Jenkin Lloyd Jones, Sr., as Trustee UA
September 25, 1972, Jenkin Lloyd Jones
Revocable Inter Vivos Trust 6683 South
Jamestown Place Tulsa, Oklahoma 74136

                                       B-1